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                               August 2, 2022

       Kin Sun Sze-To
       Chief Executive Officer
       Plastec Technologies, Ltd.
       c/o Unit 01, 21/F
       Aitken Vanson Centre
       61 Hoi Yuen Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Plastec
Technologies, Ltd.
                                                            Post-Effective
Amendment No. 11 to Registration Statement on Form F-1
                                                            Filed July 15, 2022
                                                            File No. 333-185212

       Dear Mr. Sze-To:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-effective Amendment No. 11 to Registration Statement on Form F-1 filed July 15, 2022

       Cover Page

   1.                                                   We note your response
to prior comment 2. Please revise the cover page to
                                                        include prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China and/or Hong Kong.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of the securities you are registering for sale or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
 Kin Sun Sze-To
FirstName   LastNameKin
Plastec Technologies, Ltd.Sun Sze-To
Comapany
August      NamePlastec Technologies, Ltd.
        2, 2022
August
Page  2 2, 2022 Page 2
FirstName LastName
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange.
2. If the reference on page 1 to "explore other investment opportunities," the reference on page 8 to your "ability to consummate any investment opportunity" and similar references throughout your document include the possibility of investing in companies that are based in or have the majority of their operations in Hong Kong, Macau and the People's
         Republic of China and companies that utilize a VIE structure, please revise to address this possibility and the related risks as well as the applicable comments in the Division of
         Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in
         December 2021. If not, revise to state so directly.

3. We note that you revised the disclosure on page 5 in response to prior comment 4. As previously requested, revise the cover page to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
4. We note your response to prior comment 5. Please tell us with specificity where you have disclosed on your cover page, prospectus summary, and applicable risk factors that you have been identified by the Commission under the HFCAA and whether you have been provisionally or conclusively identified and the impact this may have on your ability to continue to offer your securities.
Current Organizational Structure and Business, page 5

5. We note your response to prior comment 8. Regarding your disclosure on page 5 and elsewhere in your document about permissions and approvals to conduct your offering and to conduct your business, identify counsel and file the consent of counsel if you relied on the advice of counsel. If you did not consult counsel, please explain why you did not do so.
6. We note your response to prior comment 9. Please expand the disclosure on page 5 to disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether your subsidiaries have ever faced difficulties or limitations on their ability to transfer cash between subsidiaries, and whether your subsidiaries have cash management policies that dictate the amount of such funding. Also, disclose whether your subsidiaries have cash management policies/procedures that dictate how funds are transferred.
Risk Factors, page 10
 Kin Sun Sze-To
Plastec Technologies, Ltd.
August 2, 2022
Page 3
7. We note your response to prior comment 8. Please include a risk factor to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a potential business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to explore investment opportunities.
The Chinese government may intervene in or influence a PRC company's business operations at any time or exert more oversight, page 12

8. We note your response to prior comment 14. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain in greater detail how this oversight impacts your investment opportunities.
Enforceability of Civil Liabilities, page 53

9. Please disclose, if applicable, that you have directors, officers or senior management located in China or Hong Kong. If so, state that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Add appropriate risk factor disclosure. Also, if you have at least one director or officer located in China or Hong
       Kong, please discuss the limitations and difficulties of bringing an action against that one director or officer. Also, please expand the disclosure in the Risks Affecting our
       Company section beginning on page 6 to include a bullet point to highlight such risk and expand the disclosure in the Risk Factors section beginning on page 10 to include a separate risk factor to highlight such risk.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at (202) 551=3602 or Geoff Kruczek at (202) 551-3641
with any other questions.



                                                             Sincerely,
FirstName LastNameKin Sun Sze-To
                                                             Division of
Corporation Finance
Comapany NamePlastec Technologies, Ltd.
                                                             Office of
Manufacturing
August 2, 2022 Page 3
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName